SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)
[x]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2001

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from to .

Commission file number : 1-12991

BancorpSouth, Inc. 401(k) Amended and Restated Salary Deferral—Profit Sharing
Employee Stock Ownership Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

REQUIRED INFORMATION

Independent Auditors’ Report

The Employee Compensation and Fringe Benefit Committee

BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying supplemental schedules is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ KPMG LLP

May 3, 2002

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000

Investments, at fair value:
Investment in mutual funds:
Algers Mid Cap Growth Fund	$274,486	—
American Century Income and Growth Fund	118,545	—
Montag and Caldwell Growth Fund	7,725,209	11,438,615
Federated Investments:
Capital Preserve Fund	2,313,094	—
Stock Trust	984,148	—
Kaufmann Fund Class A	81,287	—
Capital Appreciation Fund	1,556,270	—
Max Cap Fund	680,865	—
International Equity Fund	45,494	—
Managed Growth Fund	426,340	—
Managed Conservative Growth Fund	7,821,156	—
Managed Moderate Growth Fund	38,941	—
Managed Income Portfolio	1,191,970	—
Total Return Bond Fund	136,768	—
Total Return Government Bond Fund	2,188,535	—
Janus Fund	512,628	—
Fidelity Institutional Short Intermediate Government Fund	—	422,886
Vanguard Bond Index	—	3,453,453
Vanguard Intermediate Term Treasury	—	443,089
Common stock of BancorpSouth, Inc.	99,589,243	62,055,986
U.S. Government and agency obligations	—	2,146,501
Participant loans	146,481	87,652

	125,831,460	80,048,182
Transfer receivable (note 4)	—	16,352,064
Accrued interest and dividends receivable	923,328	728,971
Cash in interest-bearing deposit accounts and money market accounts	577,305	1,599,476

Net assets available for plan benefits	$127,332,093	98,728,693

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$23,417,582	(22,795,579)	(4,368,662)
Interest	31,362	148,002	132,622
Dividends	3,867,991	4,459,331	3,047,001

Total investment income (loss)	27,316,935	(18,188,246)	(1,189,039)
Assets of merged plans (note 4)	—	16,352,064	8,339,225
Contributions:
Employer	4,212,582	3,490,888	2,556,055
Employee – salary deferral	6,549,966	4,463,083	4,012,577
Rollover (note 5)	—	—	35,633

Total contributions	10,762,548	7,953,971	6,604,265

Benefits paid to participants	9,476,083	6,209,699	3,889,295

Net increase (decrease)	28,603,400	(91,910)	9,865,156
Net assets available for plan benefits:
Beginning of year	98,728,693	98,820,603	88,955,447

End of year	$127,332,093	98,728,693	98,820,603

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following description of the BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

	(a)	General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Contributions

Plan participants contribute to the Plan by electing to defer one percent or more of their current compensation, in whole percentages, up to the maximum allowable by law. The Company matches amounts contributed by the participants to the Plan up to five percent of annual compensation.

	(c)	Investment Programs

The investment programs of the Plan as of December 31, 2001 are as follows: Algers Mid Cap Growth Fund; American Century Income and Growth Fund; Montag and Caldwell Growth Fund; Federated Capital Preserve Fund; Federated Stock Trust; Federated Kaufmann Fund Class A; Federated Capital Appreciation Fund; Federated Max Cap Fund; Federated International Equity Fund; Federated Managed Growth Fund; Federated Managed Conservative Growth Fund; Federated Managed Moderate Growth Fund; Federated Managed Income Portfolio; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Janus Fund; and common stock of BancorpSouth, Inc.

The investment programs of the Plan as of December 31, 2000 were as follows: Fund A — consists of shares of common stock of the Company and participant loans; Fund B — a fixed income fund investing in Treasury notes, certificates of deposit and other interest-bearing securities; Fund C — a balanced fund investing in common stock of corporations not affiliated with the Company, government bonds and mutual funds; Fund D — a short-term money market fund; and Fund E — an equity fund investing in corporations not affiliated with the Company.

The first five percent of compensation contributed by participants and all Company contributions are invested in common stock of the Company. Any participant contribution in excess of five percent of compensation may be invested in the common stock of the Company or in any of the other investment funds.

	(d)	Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions.

	(e)	Participants’ Accounts

Two separate accounts are maintained for each participant. All amounts contributed by the participant together with earnings or losses thereon, and other adjustments are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account” together with similar adjustments.

	(f)	Vesting

Both employee and employer contributions and the earnings or losses thereon are 100% vested and non-forfeitable at all times.

	(g)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his account, or monthly installments over a 5 to 15-year period. The monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his death. For distributions from Fund A, the employee may elect to receive stock of the Company or a cash amount equal to the fair value of the stock.

	(h)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

	(i)	Expenses

Administrative expenses of the Plan were paid directly by BancorpSouth, Inc. (the Plan Sponsor)

(2)	Summary of Accounting Policies

	(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code. A favorable determination letter, dated August 12, 1985, was received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)                        Investments

The Plan’s investments, including investments bought, sold, and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2001, 2000 and 1999, respectively, as follows:

	2001	2000	1999

Net appreciation (depreciation) in fair value:
Common trust and mutual funds	$(1,612,392)	$(2,016,852)	$1,071,437
Common stock of BancorpSouth, Inc.	25,019,270	(20,864,219)	(5,348,553)
U.S. Government and agency obligations	10,704	85,492	(91,546)

Net appreciation (depreciation) in fair value	$23,417,582	$(22,795,579)	$(4,368,662)

Dividend income earned from the investment in stock of BancorpSouth, Inc., a related party, was $3,071,707, $2,549,957 and $2,307,868 in 2001, 2000 and 1999, respectively.

(4)	Plan Mergers

During 2000, the Plan merged with two employee benefit plans of First United Bancshares, Inc., which was merged into the Company during 2000. The physical transfer of the assets of the merged plans was not complete until April 2001, and therefore a transfer receivable is recorded on the Statement of Net Assets Available for Plan Benefits as of December 31, 2000.

During 1999, the plan assets of six employee benefit plans belonging to four corporations which had previously merged with and into the Company, were merged into the Plan.

On October 30, 1998, Alabama Bancorp, Inc. was merged with and into the Company. The plan merger was completed in August 1999, with plan assets of the former Alabama Bancorp Savings and Profit Sharing Plan being merged into the Plan.

Merchants Capital Corporation was merged with and into the Company on December 4, 1998. The plan merger was completed in August 1999, with plan assets of the former Merchants Bank Employee Profit Sharing Plan, Merchants Bank 401(k) Plan, and Merchants Bank Employee Stock Ownership Stock Bonus Plan being merged into the Plan.

On December 31, 1998, The First Corporation was merged with and into the Company. The plan merger was completed in December 1999, with plan assets of the former First Corporation Employee Stock Ownership Plan with 401(k) provisions being merged into the Plan.

HomeBanc Corporation was merged with and into the Company on December 31, 1998. The plan merger was completed effective December 31, 1999, with plan assets of the former HomeBanc Corporation Employees Profit Sharing Plan being merged into the Plan.

(5)	Rollover

On June 30, 1999, Stewart Sneed Hewes, Inc. and its subsidiaries were merged with and into BancorpSouth Insurance Services of Mississippi, a subsidiary of the Company. Participants in the Stewart Sneed Hewes, Inc. Employees Retirement Plan had the option of transferring their individual accounts into the Plan. In November 1999, individual accounts totaling $35,633 were transferred into the Plan.

(6)	Reconciliation between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,

	2001	2000

Net assets available for benefits per the financial statements	$127,332,093	$98,728,693
Amounts allocated to withdrawing participants	1,159,119	1,503,793

Net assets available for benefits as filed in Form 5500	$126,172,974	$97,224,900

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2001	2000	1999

Benefits paid to participants per the financial statements	$9,476,083	$6,209,699	$3,889,295
Add: Amounts allocated to withdrawing participants at December 31, 2001, 2000 and 1999	1,159,119	1,503,793	987,544
Less: Amounts allocated to withdrawing participants at December 31, 2000, 1999 and 1998	(1,503,793)	(987,544)	(1,013,865)

Benefits paid to participants per the Form 5500	$9,131,409	$6,725,948	$3,862,974

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

Investment at End of Plan Year

December 31, 2001

		Par/Number
Issuer	Description	of Shares	Coupon	Maturity	Cost	Fair Value

BancorpSouth, Inc.*	Common Stock	5,999,352			$61,885,067	$99,589,243
Participant Loans	Loans		5.50-	January 5, 2002 -
			11.00	October 1, 2006	146,481	146,481
Algers Mid Cap Growth Fund	Mutual Fund	18,459			265,642	274,486
American Century Income and Growth Fund	Mutual Fund	4,338			121,980	118,545
Montag & Caldwell Growth Fund	Mutual Fund	320,282			7,840,252	7,725,209
Federated Capital Preserve Fund	Mutual Fund	231,309			2,313,094	2,313,094
Federated Stock Trust	Mutual Fund	28,997			957,117	984,148
Federated Kaufmann Fund Class A	Mutual Fund	18,517			83,862	81,287
Federated Capital Appreciation Fund	Mutual Fund	64,953			1,538,734	1,556,270
Federated Max Cap Fund	Mutual Fund	29,310			689,511	680,865
Federated International Equity Fund	Mutual Fund	3,021			50,114	45,494
Federated Managed Growth Fund	Mutual Fund	37,138			437,443	426,340
Federated Managed Conservative Growth Fund	Mutual Fund	769,799			7,901,253	7,821,156
Federated Managed Moderate Growth Fund	Mutual Fund	3,569			39,920	38,941
Federated Managed Income Portfolio	Mutual Fund	117,089			1,199,778	1,191,970
Federated Total Return Bond Fund	Mutual Fund	13,026			137,243	136,768
Federated Total Return Government Bond Fund	Mutual Fund	209,229			2,183,004	2,188,535
Janus Fund	Mutual Fund	20,839			528,554	512,628

					$88,319,049	$125,831,460

* Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors’ report.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

	Number of	Total purchase	Selling	Gain
Description of security	transactions	price/cost	price	(loss)

Purchases:
Common stock of BancorpSouth, Inc.*	28	$8,311,212	$—	$—
Federated Managed Conservative Growth Fund	1	6,860,855	—	—
Federated Money Market	73	9,789,832	—	—
U.S. Government and Agency Obligations	119	13,637,492	—	—
Sales:
U.S. Government and Agency Obligations	107	$14,918,378	$14,918,378	$—
Federated Money Market	93	10,455,429	10,455,429	—

* Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc.
Amended and Restated Salary Deferral-Profit Sharing
Employee Stock Ownership Plan

June 27, 2002	BANCORPSOUTH BANK, as Trustee

	By:	/s/ William Malone William Malone, First Vice President and Trust Officer

EXHIBIT INDEX

23	Consent of KPMG LLP, Independent Auditors